CUSIP No. 125965103                   13G/A                  Page 1 of 10 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              CSK Auto Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    125965103
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)






----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 10 Pages

CUSIP No. 125965103                   13G/A                  Page 2 of 10 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,891,447 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,891,447 Shares
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,891,447 Shares
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.88%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
------------------------------------------------------------------------------

CUSIP No. 125965103                   13G/A                  Page 3 of 10 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,891,447 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,891,447 Shares
------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,891,447 Shares
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.88%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA, HC
------------------------------------------------------------------------------

CUSIP No. 125965103                   13G/A                  Page 4 of 10 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Noam Gottesman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,891,447 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,891,447 Shares
------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,891,447 Shares
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.88%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
------------------------------------------------------------------------------

CUSIP No. 125965103                   13G/A                  Page 5 of 10 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Pierre Lagrange
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,891,447 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,891,447 Shares
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,891,447 Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.88%
------------------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
------------------------------------------------------------------------------

CUSIP No. 125965103                   13G/A                  Page 6 of 10 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Emmanuel Roman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,891,447 Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,891,447 Shares
------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,891,447 Shares
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.88%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
------------------------------------------------------------------------------

CUSIP No. 125965103                   13G/A                  Page 7 of 10 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on October 6, 2006 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.01 per share ("Common Stock") of CSK Auto Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and no otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4, 5 and 8 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock of the Company, $0.01 par value per share (the "Shares"):

         INVESTMENT MANAGER
         ------------------
         (i) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by certain funds to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

         GENERAL PARTNER
         ---------------
         (ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

         REPORTING INDIVIDUALS
         ---------------------
         (iii) Mr. Noam Gottesman ("Mr. Gottesman"), with respect to the Shares held by each of the GLG Funds.

         (iv) Mr. Pierre Lagrange ("Mr. Lagrange"), with respect to the Shares held by each of the GLG Funds.

         (v) Mr. Emmanuel Roman ("Mr. Roman"), with respect to the Shares held by each of the GLG Funds.

         Mr. Gottesman, Mr. Lagrange and Mr. Roman are collectively referred to as the "Reporting Individuals."

         The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. Each of the Reporting Individuals is a Managing Director of the General Partner.

Item 2(b).  Address of Principal Business Office or, if none, Residence

         The address of the principal business office of each of the Reporting Persons is:

         c/o GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         United Kingdom

CUSIP No. 125965103                   13G/A                  Page 8 of 10 Pages


Item 2(c).  Citizenship

         Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 4.   Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the issuer's Prospectus filed pursuant to Rule 424(b)(3) filed on January 13, 2006, the Company had 43,822,116 Shares outstanding as of January 9, 2006.

         The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Reporting Individuals, as a Managing Director of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman.

CUSIP No. 125965103                   13G/A                  Page 9 of 10 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2007


GLG PARTNERS LIMITED                          GLG PARTNERS LP
                                              By: GLG Partners Limited,
                                              as its General Partner
/s/ Emmanuel Roman
---------------------------------
Name: Emmanuel Roman
Title: Managing Director
                                              /s/ Emmanuel Roman
                                              ---------------------------------
                                              Name: Emmanuel Roman
/s/ Victoria Parry                            Title: Managing Director
---------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel
                                              /s/ Victoria Parry
                                              ---------------------------------
                                              Name: Victoria Parry
                                              Title: Senior Legal Counsel




/s/ Emmanuel Roman
-------------------------------
EMMANUEL ROMAN , individually and
on behalf of Noam Gottesman and
Pierre Lagrange



The Powers of Attorney executed by Noam Gottesman and Pierre Lagrange, authorizing Emmanuel Roman to sign and file this Schedule 13G/A on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on December 15, 2006 by such Reporting Persons with respect to the common stock of Movado Group, Inc., are hereby incorporated by reference.

CUSIP No. 125965103                   13G/A                 Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2007


GLG PARTNERS LIMITED                         GLG PARTNERS LP
                                             By: GLG Partners Limited,
                                             as its General Partner
/s/ Emmanuel Roman
---------------------------------
Name: Emmanuel Roman
Title: Managing Director
                                             /s/ Emmanuel Roman
                                             ----------------------------------
                                             Name: Emmanuel Roman
/s/ Victoria Parry                           Title: Managing Director
----------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel
                                             /s/ Victoria Parry
                                             ----------------------------------
                                             Name: Victoria Parry
                                             Title: Senior Legal Counsel




/s/ Emmanuel Roman
-----------------------------
EMMANUEL ROMAN , individually and
on behalf of Noam Gottesman and
Pierre Lagrange